
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 14, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 7, 2025, The Nasdaq Stock Market (the "Exchange") received from GraniteShares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

GraniteShares 2x Long AVGO Daily ETF

GraniteShares 2x Long NOW Daily ETF

GraniteShares 2x Long PDD Daily ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi
